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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 99718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garry Pierce Financial Services LLP

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1929 N Washington St.

(No. and Street)

Bismarck	ND	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garry Pierce   701-222-3017

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP

(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Garry Pierce_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Garry Pierce Financial Services, LLP_____, as
of _____December 31_____, 20__11__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of North Dakota

County of Burleigh

Garry Pierce
Signature

MELODY CASSON-SCHWAL
Notary Public
State of North Dakota
My Commission Expires March 2, 2017

General Partner
Title

Melody Casson Schwal
Notary Public

On the 13th day of December 2011
Garry Pierce personally appeared
before me

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying statements of financial condition of Garry Pierce Financial Services, LLP (a limited liability partnership) as of December 31, 2011 and 2010, and the related statements of operations, partners' equity and other comprehensive income, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garry Pierce Financial Services, LLP as of December 31, 2011 and 2010and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on pages 11 and 12 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

Bismarck, North Dakota
February 1, 2012

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GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 23,740	$ 29,749
Accounts receivable	11,200	-
Total current assets	34,940	29,749
INVESTMENTS	15,190	-
EQUIPMENT AND FIXTURES, at cost,	8,122	8,122
Less accumulated depreciation	7,391	6,587
Net equipment and fixtures	731	1,535
Total assets	$ 50,861	$ 31,284
PARTNERS' EQUITY		
PARTNERS' EQUITY	$ 50,861	$ 31,284

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
COMMISSIONS REVENUES	$ 117,974	$ 37,658
INVESTMENT INCOME	715	3
Total gross revenues	118,689	37,661
GENERAL AND ADMINISTRATIVE EXPENSES		
Rent	6,480	6,210
Professional services	4,438	4,488
Office supplies	3,460	4,004
Pension expense	-	8,260
Fees	1,382	1,545
Telephone and internet	1,298	1,020
Depreciation	804	972
Dues and subscriptions	650	472
Loss on disposal of equipment and fixtures	-	295
Insurance	252	250
Repairs and maintenance	100	-
Donations	4,510	258
Other	959	1,015
Total expenses	24,333	28,789
Net earnings	$ 94,356	$ 8,872

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF PARTNERS' EQUITY AND OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Partners' Equity	Accumulated Other Comprehensive Income	Total Partners' Equity
BALANCE - DECEMBER 31, 2009	$ 36,512	$ -	$ 36,512
Net earnings	8,872	-	8,872
Partner draws	(14,100)	-	(14,100)
BALANCE - DECEMBER 31, 2010	31,284	-	31,284
Comprehensive income			
Net earnings	94,356	-	94,356
Unrealized gain on available-for-sale securities	-	221	221
Total comprehensive income			94,577
Partner draws	(75,000)	-	(75,000)
BALANCE - DECEMBER 31, 2011	$ 50,640	$ 221	$ 50,861

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 94,356	$ 8,872
Adjustments to reconcile change in net earnings		
to net cash from operating activities		
Depreciation	804	972
Gain on sale of investments	(234)	-
Loss on disposal of equipment	-	295
Changes in assets and liabilities		
Accounts receivable	(11,200)	-
NET CASH FROM OPERATING ACTIVITIES	83,726	10,139
CASH FLOWS USED FOR INVESTING ACTIVITES		
Purchase of equipment	-	(390)
Purchase of investments	(25,735)	-
Proceeds from the sale of investments	11,000	-
NET CASH USED FOR INVESTING ACTIVITIES	(14,735)	(390)
CASH FLOWS USED FOR FINANCING ACTIVITY		
Partners' draws	(75,000)	(14,100)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(6,009)	(4,351)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	29,749	34,100
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 23,740	$ 29,749

GARRY PIERCE FINANCIAL SERVICES, LLP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company does not charge interest and does not require collateral on any receivables.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

Advertising

Costs for advertising are expensed as incurred.

(continued on next page)   6

NOTES TO FINANCIAL STATEMENTS

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2008 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the years ended December 31, 2011 and 2010, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2011 and 2010, the Company had no tax positions that would not be held up under examination.

Reclassifications

Certain amounts have been reclassified in the 2010 financial statements to be comparative with amounts reported in 2011. These reclassifications have no net effect on partners' equity or net earnings for 2010.

Subsequent Events

The Company has evaluated subsequent events through February 1, 2012, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

For the year ended December 31, 2011, approximately 50% of the Company's earned revenues were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest.

For the year ended December 31, 2011, approximately 45% of the Company's earned revenues were generated from commissions associated with transactions of NorthStar Real Estate Income Trust, a nonpublic debt real estate investment trust which owns the mortgages on properties located throughout the United States.

For the year ended December 31, 2010, approximately 89% of the Company's earned revenues were generated from commissions associated with transactions of INREIT Real Estate Investment Trust Shares, a real estate investment trust with properties located throughout the upper Midwest. INREIT became a public company on September 30, 2011. The Company derived only 2% of its gross revenues from INREIT commissions in 2011.

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels in the hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization has the ability to access.

Level 2   Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar asset or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

Intermediate-term bond funds: Valued at the net asset value ("NAV") of shares held by the Organization at year-end.

The Organization recognizes transfers of assets into and out of levels as of the date an event or change in circumstances causes the transfer. There were no transfers between levels in the year ended December 31, 2011.

The fair value measurements and levels within the fair value hierarchy of those measurements for the assets reported at fair value on a recurring basis at December 31, 2011 are as follows:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value
Intermediate-term bond fund	$ 15,190	$ -	$ -	$ 15,190

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

The fair value of investments categorized as Level 1 are based on third party pricing services information that is derived from quoted market prices in active markets.

NOTE 4 - INVESTMENTS

Investments consist of the following:

Available-for-Sale Security	Cost	Gross Unrealized Gain	Market Value
Intermediate-term bond fund:			
American Funds Mortgage Fund A (MFAAX)	$ 14,969	$ 221	$ 15,190

The Company identifies cost on the average-cost method.

Unrealized gains of $221 in 2011 are reported in the statements of partners' equity and other comprehensive income as a component of other comprehensive income. During 2011, the Company received proceeds of $11,000 from the sale of a portion of the above investment. The realized gain of $234 from the sale is reported in the statement of operations.

NOTE 5 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires April 30, 2015. Rent expense totaled $6,480 and $6,210 in 2011 and 2010, respectively.

Future minimum lease payments are as follows:

For the Years Ending December 31,

2012	$	6,480
2013		6,480
2014		6,480
2015		2,160
	$	21,600

NOTE 6 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2011 and 2010, the Company had the following net capital:

	2011	2010
Net capital	$ 47,852	$ 29,244
Excess net capital	$ 42,852	$ 24,244
Aggregate indebtedness ratio	.00 to 1	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 8 - PARTNERS EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

NOTE 9 - PENSION EXPENSE

The Company has a simplified plan where contributions are made at the discretion of the owners.



GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2011

	Schedule I
NET CAPITAL	
Total partner's equity from the statement of financial condition	$ 50,861
Deductions	
Nonallowable assets:	
Fixed assets	(731)
Haircuts on securities	(2,278)
Net capital	$ 47,852
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required -	
higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 42,852
Excess net capital at 1,000%	
(Net capital less greater of 10% of total aggregate indebtedness	
or 120% of minimum net capital required)	$ 41,852
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 47,582
Adjustments	-
	$ 47,582
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

GARRY PIERCE FINANCIAL SERVICES, LLP
CLAIM OF EXEMPTION FROM RULE 15C3-3
YEAR ENDED DECEMBER 31, 2011

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Partners of
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Garry Pierce Financial Services, LLP (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Bismarck, North Dakota
February 1, 2012

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